                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         United Wisconsin Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    913238101
                                 (Cusip Number)

                                 Gail L. Hanson
              Vice President, Treasurer and Chief Financial Officer
                            401 West Michigan Street
                               Milwaukee, WI 53203
                                 (414) 226-6900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 17, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.



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CUSIP NO. 913238101                                                Page 2 of 5


1.       Name of Reporting Person:

         Blue Cross & Blue Shield United of Wisconsin

2.       Check the Appropriate Box if a Member of a Group:

                                    (a) / /

                                    (b) / /

3.       SEC Use Only

4.       Source of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                    / /

6.       Citizenship or Place of Organization:  USA


Number of Shares           7.       Sole Voting Power:  7,746,915
Beneficially Owned
by Each Reporting          8.       Shared Voting Power:  0
Person With
                           9.       Sole Dispositive Power:  7,746,915

                           10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 7,746,915

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:_

13.      Percent of Class Represented by Amount in Row (11):  46.00%

14.      Type of Reporting Person:  IC


--------------------------------------------------------------------------------




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CUSIP NO. 913238101                                                Page 3 of 5


ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, no par value ("Common Stock"), of United Wisconsin Services, Inc. ("UWS"). UWS's principal address is 401 West Michigan Street, Milwaukee, Wisconsin 53203.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by Blue Cross & Blue Shield United of Wisconsin ("BCBSUW"), a Wisconsin service insurance corporation. BCBSUW is principally engaged in the insurance business. BCBSUW's principal address is 401 West Michigan Street, Milwaukee, Wisconsin 53203.

The Directors and Executive Officers of BCBSUW are:


Board of Directors                                   Executive Officers
------------------                                  -------------------
Thomas A. Bausch                                     Thomas R. Hefty
James L. Forbes                                      Stephen E. Bablitch
Thomas R. Hefty                                      Gail L. Hanson
James C. Hickman                                     Penny J. Siewert
Michael S. Joyce                                     Timothy F. Cullen
Donald P. Muench                                     James E. Hartert
D. Keith Ness, M.D.
Janet D. Steiger
Kenneth M. Viste, M.D.


During the past five years none of the above-referenced Directors or Officers has been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) and none of such persons has been party to a civil proceeding involving any federal or state securities laws and finding any violation with respect to such laws or enjoining or restricting activities with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The funds used for the purchases of UWS Common Stock being reported in this
Schedule 13D were from BCBSUW's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

As previously announced by both BCBSUW and UWS, the purchases of UWS Common Stock were made to permit UWS to use the Blue Cross and Blue Shield trademark with its HMO products, under rules established by the national Blue Cross Association.



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CUSIP NO. 913238101                                                Page 4 of 5

Also as previously announced, BCBSUW is in the process of converting to a for-profit, stock issuance corporation under Wisconsin law. UWS has announced that its Board of Directors is forming a special committee to consider the possibility of a merger or other business combination with BCBSUW following the conversion. BCBSUW also announced that it has formed a special committee of its board of directors to consider the possibility of a merger or other business combination with UWS following the conversion.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) BCBSUW beneficially owns 7,746,915 shares of UWS Common Stock, representing
46.00 percent of the issued and outstanding UWS Common Stock.

The Directors and Executive Officers of BCBSUW beneficially own shares of UWS Common Stock as follows:



Board of Directors                                              Shares
------------------                                              -------
Thomas A. Bausch                                                  2,000
James L. Forbes                                                   6,626
Thomas R. Hefty                                                 145,093
James C. Hickman                                                  6,626
Michael S. Joyce                                                      0
Donald P. Muench                                                  2,000
D. Keith Ness, M.D.                                                   0
Janet D. Steiger                                                      0
Kenneth M. Viste, M.D.                                            1,000

Executive Officers                                               Shares
------------------                                               ------

Thomas R. Hefty                                                 145,093
Stephen E. Bablitch                                              52,923
Gail L. Hanson                                                   18,650
Penny J. Siewert                                                 67,280
Timothy F. Cullen                                                 2,800
James E. Hartert                                                 18,468


(b) BCBSUW has the sole power to vote and dispose of the shares of UWS Common Stock that it beneficially owns. Each director and officer of BCBSUW has the sole power to vote and dispose of the shares of UWS Common Stock that he or she beneficially owns.

(c) BCBSUW made the following purchases of UWS Common Stock during the past 60 days:



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CUSIP NO. 913238101                                                Page 5 of 5


         Date of           Number of Shares          Purchase Price          Manner
         Purchase             Purchased                 Per Share           of Purchase
         --------          ----------------------    ------------------     -----------
         08/03/1999            11,000                    $8.4375             All Open
         08/04/1999             2,200                     8.6250              Market
         08/05/1999            41,500                     8.6250             Purchases
         08/06/1999               500                     8.5000
         08/06/1999             1,500                     8.6250
         08/09/1999             2,000                     8.5625
         08/10/1999               700                     8.5000
         08/10/1999            50,000                     8.3125
         08/13/1999            17,600                     9.0000
         08/16/1999           499,000                     8.5000
         08/17/1999           774,000                     8.5000


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  September 10, 1999                   BLUE CROSS & BLUE SHIELD
                                            UNITED OF WISCONSIN

                                            By:/s/   Gail L. Hanson


                                            Vice President, Treasurer and
                                            Chief Financial Officer